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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gardener + Gardener LLC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2011



THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2011

TABLE OF CONTENTS

GARDENER & GARDENER, LLC 
Certified Public Accountants

February 24, 2012

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2011 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2011. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2011 and the results of their operations and cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.



Robert J. Gardener, CPA

January 13, 2012

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Fax: 516.342.9521



THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current Assets	
Cash	$ 13,567
Investments	3,630
Accounts receivable	10,439
Total	27,636
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Other Assets	
Loan Receivable	8,000
Total	8,000
Total Current Assets	$ 35,636

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 3,076
Payroll taxes payable	1,801
Total Liabilities	4,877
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	130,100
Retained earnings - (deficit)	(102,041)
Total	30,759
Total Liabilities and Stockholders' Equity	$ 35,636

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 467,854
Operating Expenses	461,860
Net Profit	5,994
Retained Earnings - (deficit) - January 1	(108,035)
Retained Earnings - (deficit) - December 31	$(102,041)

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of Jan. 1, 2011	$2,700	$130,100	($108,035)	$ 24,765
Net profit – 2011			5,994	5,994
Balance as of Dec. 31, 2011	$2,700	$130,100	($102,041)	$ 30,759

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows provided by operating activities:	
Net Profit	$ 5,994
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	(1,325)
Payroll taxes payable	378
Commissions payable	(745)
Total adjustments	(1,692)
Net cash provided by operating activities	4,302
Cash flows from investing activities:	
Loan receivable	(8,000)
Investments in securities	13,830
Net cash provided by investing activities	5,830
Net increase in cash and cash equivalents	10,132
Cash and cash equivalents - January 1	3,435
Cash and cash equivalents - December 31	$ 13,567

See accompanying notes and accountant's audit report.



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The year end balance of $10,439 is all current. These amounts were received in full in January 2012.

Investments

This represents the market value of various investment securities (including a 15% haircut).

Commissions Payable

The year end balance of $3,076 is all current. It represents commissions earned in December 2011 by brokers registered with the firm. All commissions were paid in full in January 2012.

Payroll Taxes Payable

The year end balance of $1,801 represents payroll taxes withheld from wages paid during December 2011. All payroll taxes were paid in full in January 2012.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2011.

GARDENER & GARDENER, LLC 
Certified Public Accountants

February 24, 2012

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2011, I herewith submit the following exhibits:

"A"	Schedule of Operating Expenses
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/10, pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).


Robert J. Gardener

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Fax: 516.342.9521



Exhibit A

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2011

Operating Expenses	
Automobile	$ 11,057
Bank charges	214
Commissions	306,494
Contributions	735
Dues, subscriptions, and licenses	8,565
Insurance	8,650
Internet expenses	3,144
Meals & Entertainment	1,425
Office expense & supplies	27,375
Postage & Delivery	3,380
Professional fees	6,320
Rent	14,080
Repairs and maintenance	250
Salaries - Officers	58,400
Seminars	500
Telephone	5,225
Taxes	5,133
Utilities	913
Total	$ 481,860



Exhibit B

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2011

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 325
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $30,119 per Exhibit C less net capital requirement $5,000)	$ 25,119
Net Capital less 120% of minimum dollar Net Capital requirement of $5,000	$ 19,119



Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

Total stockholders' equity from balance sheet equity	$ 30,759
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 30,759
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	30,759
Less: 2% haircut on securities	640
Net Capital	$ 30,119

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) New York (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miaceranke 914 277 2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Gardener
(Name – if individual, state last, first, middle name)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JAMES R. IE
Notary Public, State of New York
Qualified in Westchester County, 01IE6229915
My Commission Expires 10/25/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*